UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[x]	Form 10-K
[ ]	Form 20-F
[ ]	Form 11-K
[ ]	Form 10-Q
[ ]	Form 10-D
[ ]	Form N-SAR
[ ]	Form N-CSR

For Period Ended: September 30, 2005

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Capitol Federal Financial

Full Name of Registrant

N/A

Former Name if Applicable

700 Kansas Avenue

Address of Principal Executive Office (Street and Number)

Topeka, Kansas 66603

City, State and Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached, if applicable.

Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Response:	Due primarily to computer processing difficulties as a result of issues in the Registrant's hardware and software programs, the Registrant was unable to successfully file its fiscal 2005 Annual Report on Form 10-K prior to the filing deadline of 5:30 p.m. Eastern Time on December 14, 2005. Although it was slowed by these difficulties, the Registrant was able to internally run a clean test of the filing and to transmit its Form 10-K for filing prior to 5:30 p.m. Eastern Time on December 14th. The Registrant was notified after 5:30 p.m. Eastern Time that the transmission was not accepted, however, due to coding errors in the document which did not appear in the internally run test. After correcting these errors, the Registrant re-submitted its Form 10-K, and that transmission was accepted at approximately 7:11 p.m. Eastern Time on December 14, 2005, resulting in a deemed filing date of December 15, 2005. The Registrant has submitted a request to the Office of EDGAR and Information Analysis in the Commission's Division of Corporation Finance to adjust the deemed filing date from December 15, 2005 to December 14, 2005.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification.
Kent G. Townsend (Name)	(785) (Area Code)	235-1341 (Telephone Number)
(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).

[x] Yes	[ ] No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes	[ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response:	Net income for the fiscal year ended September 30, 2005 was $65.1 million compared to a net loss of $106.3 million for the fiscal year ended September 30, 2004. The prior year net loss was the result of a $146.6 million prepayment penalty, after tax, associated with refinancing $2.40 billion of Federal Home Loan Bank advances in July 2004.

Capitol Federal Financial

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2005	By:	/s/ Kent G. Townsend Kent G. Townsend Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).